MERCADOLIBRE, INC.
WTC FREE ZONE
DR. LUIS BONAVITA 1294, OF. 1733 TOWER II
MONTEVIDEO URUGUAY 11300
TEL +598 — 2927 — 2770
MARTIN DE LOS SANTOS
EMAIL: martin.delossantos@mercadolibre.com

May 23, 2025

Via EDGAR Correspondence
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Attention: Mr. Scott Stringer and Mr. Adam Phippen
Washington, D.C. 20549-4561
Re: MercadoLibre, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
Filed February 21, 2025
File No. 001-33647
Dear Mr. Stringer and Mr. Phippen:
MercadoLibre, Inc., a Delaware corporation (the “Company,” “MercadoLibre,” “we” or “us”), responds below to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “2024 Form 10-K”) filed on February 21, 2025 (File No. 001-33647), contained in your comment letter dated May 13, 2025 (the “Comment Letter”).
For convenience of reference, the Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the response of the Company.
Form 10-K for Fiscal Year Ended December 31, 2024
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 83
1. We note consumers have access to credit lines for loans that can be used for a purchase on the Mercado Libre Marketplace. Please tell us how you classify cash receipts for loans from inventory sales reflected as "commerce product sales" in Note 10. Refer to ASC 230-10-45-16a.
Response:

MercadoLibre, Inc. offers its users (both merchants and consumers) an ecosystem of integrated e-commerce and digital financial services, mainly through Mercado Libre Marketplace and the Mercado Pago fintech platform (“Mercado Pago”). That is, Mercado Libre is not a purely commercial entity, but rather a hybrid entity that provides digital financial services beyond the e-commerce platform. The Company has two distinctive revenue streams in its business: commerce revenues and fintech revenues. Included in the Company’s fintech revenue stream is “Credit Revenues,” which includes “revenues from interest earned on loans and advances granted to merchants and consumers,” as mentioned in the Company’s 2024 Form 10-K, Part I, Item 1. Business (page 7).

The Company offers credit mostly to consumers and merchants who already form part of the Company’s user base. Facilitating credit is a key service overlay that enables the Company to provide incentives to use Mercado Pago as an end-to-end financial solution. The Company has two main classes of loans:
a)For consumers, Mercado Pago offers personal loans to eligible users. For loans granted through Mercado Pago, the use of the funds is not pre-defined by the Company. The borrower has the option to elect how to use the funds among the following options: (i) to purchase products and services offered by third party sellers on the Mercado Libre Marketplace (“Marketplace 3P sales”), (ii) to purchase the Company’s own products on the Mercado Libre Marketplace (“Marketplace 1P sales”), (iii) to make an off-platform payment through the digital wallet (or withdraw it) or (iv) a combination of any of the above.
b)For merchants, Mercado Pago provides loans to merchants who use the Mercado Libre ecosystem. The merchants normally use the funds for working capital needs or to expand their business. However, they can also use the funds in the same manner as consumer borrowers, as discussed above.
As part of the Company’s oversight of the credit process, management monitors the transactions related to the lending solution and Marketplace 1P sales. Cash flows for loans used for Marketplace 3P sales or used to make off-platform payments through the digital wallet are appropriately included in investing activities in the Consolidated Statement of Cash Flows in accordance with ASC 230-10-45-12 and 45-13. All Marketplace 1P sales cash inflows are presented in Operating activities (net income) of the Consolidated Statement of Cash Flows, consistent with ASC 230-10-45-16a. However, the amount not collected from borrowers for the loans provided to them for Marketplace 1P sales is included in Changes in loans receivable, net in the investing activities of the Consolidated Statement of Cash Flows, instead of as an adjustment to operating activities. That is, the Company records a gross up of cash flow amounts in investing activities and operating activities, even though these amounts are non-cash transactions. Nonetheless, due to the immaterial amounts involved, the Company does not remove this non-cash activity from the Consolidated Statement of Cash Flows. For the year ending December 31, 2024, loans granted for Marketplace 1P sales at checkout were $61 million, which is less than 0.3% of total loan originations. As of December 31, 2024, $19 million of loans used for Marketplace 1P sales in 2024 were still outstanding, reflecting the non-cash gross up that should be removed from the Consolidated Statement of Cash Flows.
In light of these considerations, the Company will continue to monitor the amounts related to loans granted for purchases of Marketplace 1P sales that are not collected as of period end and will adjust the Consolidated Statement of Cash Flows to remove the non-cash amounts, if and when they become material.
***
If you have any questions or comments regarding the foregoing, please contact the Company’s Chief Accounting Officer, Marcelo Melamud at marcelo.melamud@mercadolibre.com. The Company looks forward to working with you on these matters.
Sincerely,
/s/ Martin de los Santos
Name: Martin de los Santos
Title: Chief Financial Officer
cc: Jacobo Cohen Imach
Martin de los Santos
Marcelo Melamud
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